Exhibit 99.1

GLOBAL MOFY AI LIMITED Announces Closing of $2.5 Million Private Placement Financing

BEIJING, Nov. 6, 2024 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced the successful closing of its previously announced private placement financing (the “Offering”) on October 31, 2024. In connection with the closing of the Offering, the Company issued an aggregate of 5,000,000 Class A ordinary shares, par value $0.000002 per share (each an “Class A Ordinary Share”), and 10,000,000 warrants (each a “Warrant”), each to purchase one Class A Ordinary Share at an exercise price of $3.00 per share, subject to adjustment, pursuant to the securities purchase agreement dated October 13, 2024, as amended on October 31, 2024, by and between the Company and each investor. The Warrants are exercisable upon issuance and will have a term of 5 years from the issuance date.

The Company received gross proceeds of approximately $2.5 million from the Offering, before deducting customary transaction costs and expenses. These funds will be strategically utilized to support the development of the Company’s generative AI platform, drive research and development initiatives, bolster administrative operations, facilitate talent acquisition, and satisfy working capital needs.

“We are excited to complete this financing round, which marks an important step in our mission to lead the generative AI-driven transformation in the digital content sector,” said Haogang Yang, CEO of Global Mofy. “This funding enables us to further strengthen our AI capabilities, expand our 3D digital asset offerings, and explore new frontiers for AI applications in the virtual content industry. Our focus remains on advancing the capabilities of our platform to meet the ever-evolving needs of the digital economy.”

The securities described above have not been registered under the Securities Act of 1933, as amended. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. Global Mofy has agreed to file a registration statement with the Securities and Exchange Commission (SEC) registering the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon the exercise of the Warrants issued in this Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com